Exhibit 99.2

17 May 2018

The information contained within this announcement is deemed by the Company to constitute inside information as stipulated under the Market Abuse Regulation (EU) No. 596/2014. Upon the publication of this announcement via the Regulatory Information Service, this inside information is now considered to be in the public domain.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, JAPAN OR THE REPUBLIC OF SOUTH AFRICA OR ANY OTHER JURISDICTION IN WHICH THE SAME WOULD BE UNLAWFUL.

THIS ANNOUNCEMENT (INCLUDING THE APPENDIX) DOES NOT CONSTITUTE AN OFFERING OF ANY SECURITIES. ANY OFFERING OF SECURITIES BY THE COMPANY IS NOT ADDRESSED TO ANY PERSON WITH A REGISTERED ADDRESS IN, OR WHO IS RESIDENT IN, THE UNITED STATES OR ANY U.S. PERSON, AND NO SUCH PERSONS ARE ENTITLED TO PARTICIPATE IN ANY SUCH OFFERING.

This announcement (including the Appendix) does not constitute an offer to buy, acquire or subscribe for (or the solicitation of an offer to buy, acquire or subscribe for) ordinary shares  in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Motif Bio plc
(“Motif Bio” or the “Company”)

Result of Placing

Motif Bio plc (AIM/NASDAQ: MTFB), a clinical-stage biopharmaceutical company specialising in developing novel antibiotics, announces the successful completion of the Placing (as defined below) which was announced earlier today to raise £10.0 million.

A total of 32,258,064 new ordinary shares of one pence each in the capital of the Company (the “Placing Shares”) have been conditionally placed by Peel Hunt LLP (“Peel Hunt”) and Northland Capital Partners Limited (“Northland”) with new and existing investors at a price of 31 pence per Placing Share (the “Placing Price”) to raise a total of £10.0 million (US$13.5 million) for the Company (before expenses) (the “Placing”). The Placing Shares will represent 10.9 per cent. of the issued ordinary share capital of the Company prior to the Placing. The Placing Price represents a discount of 8.1 per cent. to the Company’s mid-market closing price as at 16 May 2018.

Peel Hunt is acting as bookrunner and Northland is acting as co-lead manager in respect of the fundraising. Peel Hunt is acting as Nominated Adviser to the Company.

Application will be made to the London Stock Exchange for the admission of the Placing Shares to trading on AIM. Admission of the Placing Shares is expected to occur at 8.00 a.m. on 23 May 2018 or such other date as the Company and Peel Hunt may agree (being not later than 8.00 a.m. on 31 May 2018). The Placing Shares will, following Admission, rank in full for all dividends and distributions declared, made or paid in respect of the issued ordinary share capital of the Company and otherwise rank pari passu in all other respects with the existing ordinary shares in the capital of the Company.

Total Voting Rights

Following the issue of the Placing Shares, the Company’s issued share capital will comprise 296,534,507 ordinary shares of one pence each. The total number of voting rights in the Company will be 296,534,507. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the share capital of the Company under the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority.

Related Party Transaction

The subscription for Placing Shares by Invesco Asset Management Limited (“IAML”) constitutes a related party transaction in accordance with Rule 13 of the AIM Rules for Companies by virtue of IAML being a substantial shareholder in the Company. The Directors consider, having consulted with Peel Hunt, the Company’s nominated adviser, that the terms of the transaction are fair and reasonable in so far as the Company’s Shareholders are concerned. IAML has committed to subscribe for 6,825,511 Placing Shares at the Placing Price.

Inside Information

This announcement contains inside information. The person responsible for the release of this announcement on behalf of Motif Bio plc is Jonathan Gold, Interim Chief Financial Officer.

A copy of this announcement has been posted on the Company’s website at www.motifbio.com.

For further information please contact:

Motif Bio plc	info@motifbio.com
Graham Lumsden (Chief Executive Officer)

Peel Hunt LLP (NOMAD & BOOKRUNNER)	+ 44 (0)20 7418 8900
Dr Christopher Golden
Oliver Jackson
Rory James-Duff

Northland Capital Partners Limited (CO-LEAD MANAGER)	+44 (0)203 861 6625
David Hignell/John Howes/Rob Rees

Walbrook PR Ltd. (UK FINANCIAL PR & IR)	+44 (0) 20 7933 8780
Paul McManus/Helen Cresswell/
Lianne Cawthorne

MC Services AG (EUROPEAN IR)	+49 (0)89 210 2280
Raimund Gabriel	raimund.gabriel@mc-services.eu

Solebury Trout (U.S. IR)	+ 1 (646) 378-2936
Meggie Purcell	mpurcell@troutgroup.com

Russo Partners (U.S. PR)	+1 (858) 717-2310 or +1 (212) 845 4272
David Schull	david.schull@russopartnersllc.com
Travis Kruse, Ph.D.	travis.kruse@russopartnersllc.com

Notes to Editors

About Motif Bio

Motif Bio plc (AIM/NASDAQ: MTFB) is a clinical-stage biopharmaceutical company focused on developing novel antibiotics for hospitalised patients and designed to be effective against serious and life-threatening infections caused by multi-drug resistant bacteria, including MRSA. The Company’s lead product candidate is iclaprim. Following positive results from two Phase 3 trials (REVIVE-1 and REVIVE-2), a rolling submission of a New Drug Application (NDA) with the U.S. Food & Drug Administration (FDA) for the treatment of acute bacterial skin and skin structure infections (ABSSSI) has been initiated and is expected to be completed in the second quarter of 2018. ABSSSI is one of the most common bacterial infections, with 3.6 million patients hospitalised annually in the U.S. The Company believes that iclaprim may be suitable for first-line empiric therapy in ABSSSI patients, especially those with renal impairment, with or without diabetes..

The Company also plans to develop iclaprim for hospital acquired bacterial pneumonia (HABP), including ventilator associated bacterial pneumonia (VABP), as there is a high unmet need for new therapies in this indication.  A Phase 2 trial in patients with HABP has been successfully completed and a Phase 3 trial is being planned. Additionally, iclaprim has been granted orphan drug designation by the U.S. FDA for the treatment of Staphylococcus aureus lung infections in patients with cystic fibrosis and is in preclinical development for this indication.

Iclaprim has received Qualified Infectious Disease Product (QIDP) designation from the FDA together with Fast Track status. Upon acceptance by the FDA of an NDA, iclaprim will receive Priority Review status and, if approved as a New Chemical Entity, will be eligible for 10 years of market exclusivity in the U.S. from the date of first approval, under the Generating Antibiotic Incentives Now Act (the GAIN Act). In Europe, 10 years of market exclusivity is anticipated.

IMPORTANT NOTICES

This Announcement (and the information contained herein) does not contain or constitute an offer of securities for sale, or solicitation of an offer to purchase securities, in the United States, Australia, Canada, Japan or the Republic of South Africa or any other jurisdiction where such an offer or solicitation would be unlawful. The securities referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended (the “Securities Act”) or with any securities regulatory authority of any state or jurisdiction of the United States and may not be offered, sold, resold, or delivered, directly or indirectly, in or into the United States or to U.S. persons unless the securities are registered under the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, in each case in accordance with any applicable securities laws and regulations of any state or jurisdiction of the United States. The securities referred to herein are being offered and sold (i) outside the U.S. to non-U.S. persons in offshore transactions within the meaning of, and in accordance with, Regulation S under the Securities Act and (ii) in the U.S., pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. There will be no public offer of securities in the United States.

None of the Placing Shares, this Announcement or any other document connected with the Placing have been or will be approved or disapproved by the US Securities and Exchange Commission or by the securities commissions of any state or other jurisdiction of the United States or any other regulatory authority, nor have any of the foregoing authorities or any securities commission passed comment upon or endorsed the merits of the offering of the Placing Shares or the accuracy or adequacy of this Announcement or any other document connected with the Placing. Any representation to the contrary is a criminal offence.

The Placing Shares have not been and will not be registered under the securities laws and regulations of Australia, Canada, Japan or the Republic of South Africa, and may not be offered, sold, resold, or delivered, directly or indirectly, within Australia, Canada, Japan or the Republic of South Africa, or in any jurisdiction where it is unlawful to do so, except pursuant to an applicable exemption.

Members of the general public are not eligible to take part in the Placing. This Announcement is only directed at persons who are qualified investors (as defined below) and (i) are investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the “Order”) or (ii) are persons falling within Article 49(2)(a) to (d) of the Order (high net worth companies, unincorporated associations, etc.) (all such persons together being referred to as “Relevant Persons”). This Announcement is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this Announcement relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

In member states of the European Economic Area (EEA) which have implemented the Prospectus Directive (each, a “Relevant Member State”), this Announcement and any offer if made subsequently is directed exclusively at persons who are “qualified investors” within the meaning of the Prospectus Directive. For these purposes, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in a Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

This Announcement has been issued by, and is the sole responsibility of, the Company.

No prospectus or admission document will be made available in connection with the matters contained in this Announcement.

Peel Hunt and Northland, which are authorised and regulated in the United Kingdom by the Financial Conduct Authority, are acting for the Company and no one else in relation to the Placing and Admission and they will not be responsible to anyone other than the Company for providing the protections afforded to customers of Peel Hunt and Northland or for providing advice in relation to any matter contained in this Announcement or any matter or arrangement referred to in it. No representation or warranty, express or implied, is or will be made as to, or in relation to, and no responsibility or liability is or will be accepted by Peel Hunt and Northland, or by any of their affiliates or agents, as to or in relation to, the accuracy or completeness of this Announcement or any other written or oral information made available to or publicly available to any interested party or its advisers, and any liability therefore is expressly disclaimed.

Forward-looking statements

This Announcement contains statements about the Company and its subsidiaries that are or may be deemed to be “forward-looking statements”. All statements, other than statements of historical facts,

included in this Announcement may be forward-looking statements. Without limitation, any statements preceded or followed by, or that include, the words “targets”, “plans”, “believes”, “expects”, “aims”, “intends”, “will”, “may”, “should”, “anticipates”, “estimates”, “projects”, “would”, “could”, “continue” or words or terms of similar substance or the negative thereof, are forward-looking statements. Forward-looking statements include, without limitation, statements relating to the following: (i) future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects and (ii) business and management strategies and the expansion and growth of the operations of the Company.

These forward-looking statements are not guarantees of future performance. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of any such person, or industry results, to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. Investors should not place undue reliance on such forward-looking statements and, save as is required by law or regulation (including to meet the requirements of the AIM Rules for Companies, Market Abuse Regulation (EU) No. 596/2014 (“MAR”), the Prospectus Rules and/or the Financial Services and Markets Act 2000 (as amended) (“FSMA”), the Company does not undertake any obligation to update publicly or revise any forward-looking statements (including to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based). All subsequent oral or written forward-looking statements attributed to the Company or any persons acting on its behalf are expressly qualified in their entirety by the cautionary statement above. All forward-looking statements contained in this announcement are based on information available to the Directors of the Company at the date of this announcement, unless some other time is specified in relation to them, and the posting or receipt of this announcement shall not give rise to any implication that there has been no change in the facts set forth herein since such date.

For the purposes of this Announcement, an exchange rate of 1.3527 has been applied on the conversion of pounds sterling (£) to United States Dollars ($).